SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report: December 24, 2002
(Date of earliest event reported)

The Timken Company

(Exact Name of Registrant as Specified in Charter)

Ohio	1-1169	34-0577130
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1835 Dueber Avenue, S.W., Canton, Ohio	44706-2798
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (330) 438-3000

Item 5. Other Events.

On October 16, 2002, The Timken Company ("Timken"), on behalf of itself and certain of its subsidiaries, entered into a Stock and Asset Purchase Agreement (the "Purchase Agreement") with Ingersoll-Rand Company Limited ("IR") to acquire IR's Engineered Solutions business (the "Transaction"). IR's Engineered Solutions business is comprised of certain operating assets and subsidiaries, including The Torrington Company. IR has historically used the assets to be sold in connection with the production of needle roller, heavy-duty roller and ball bearings and motion control components and assemblies. Timken intends to continue to use these assets in this manner.

Pursuant to the Purchase Agreement, Timken will pay IR cash consideration of $700 million, subject to customary post-closing purchase price adjustments, to be financed through a public offering of 11 million shares of common stock, the incurrence of debt under a new revolving credit facility and a public offering of senior unsecured notes. In addition, Timken will issue approximately $140 million of its common stock (the "Shares") to Ingersoll-Rand Company, a subsidiary of IR. Timken will issue an aggregate number of Shares calculated by dividing $140 million by the public offering price per share in the public equity offering to be conducted by Timken in connection with the Transaction. Consummation of the Transaction is subject to the satisfaction of various closing conditions contained in the Purchase Agreement, including the receipt of required regulatory approvals, Timken's ability to complete a public equity offering of 11 million shares of its common stock at a per Share price of at least $14.75, Timken obtaining the bank financing contemplated by the Purchase Agreement, and the other terms and conditions specified therein. The Transaction is described more fully in Item 5 of Timken's Current Report on Form 8-K filed October 16, 2002 and in Item 5 of Timken's Current Report on Form 8-K filed October 17, 2002, which are incorporated herein by reference in their entirety.

Certain statements in this Current Report on Form 8-K (including statements regarding Timken's forecasts, beliefs and expectations) that are not historical in nature are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Timken cautions that actual results may differ materially from those projected or implied in forward-looking statements due to a variety of important factors, including the antitrust clearance, financing and other closing risks associated with the Transaction; the uncertainties in both timing and amount, if any, of actual benefits realized through economies of scale, elimination of duplicative costs, operating efficiencies and enhanced productivity through the integration of IR's Engineered Solutions business with Timken's operations; risks associated with diversion of management's attention from routine operations during the integration process; risks associated with the greater level of debt held by the combined companies; and the impact on operations of general economic conditions, the cyclicality of Timken's business, customer demand and Timken's ability to achieve the benefits of its ongoing restructuring and cost-reduction program. These and additional factors are described in greater detail in Timken's 2001 Annual Report, page 39, the Annual Report on Form 10-K for the year ended December 31, 2001 and the quarterly reports on Form 10-Q for the periods ended March 31, 2002, June 30, 2002 and September 30, 2002. Except as provided by the federal securities laws, Timken undertakes no obligation to update or revise any forward-looking statement.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   Exhibits.

      23.1   Consent of PricewaterhouseCoopers LLP.

      99.1   Audited Combined Financial Statements of Ingersoll-Rand Engineered Solutions Business (an operating business unit of Ingersoll-Rand Company Limited) for the years ended December 31, 2001, 2000 and 1999.

      99.2   Unaudited Combined Financial Statements of Ingersoll-Rand Engineered Solutions Business (an operating business unit of Ingersoll-Rand Company Limited) for the nine months ended September 30, 2002 and 2001.

      99.3   Unaudited Pro Forma Financial Information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY

By: /s/   William R. Burkhart

Name: William R. Burkhart

Title: Senior Vice President and
General Counsel

Date: December 24, 2002

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